Interim Consolidated Financial Statements (Unaudited)
September 30, 2012

Sprott Resource Lending Corp.
Interim Consolidated Balance Sheets (unaudited)
(Expressed in thousands of Canadian dollars)

		September 30,	December 31,
		2012	2011
		$	$
	Note

Assets
Cash and cash equivalents		24,526	31,994
Restricted cash	18	-	5,000
Investments and securities	5,17	50,455	47,802
Loans receivable	6	133,084	136,149
Precious metal loans	5,17	14,799	-
Foreclosed properties held for sale	7	22,313	29,944
Equity method investments	9	287	441
Premises and equipment	8	92	163
Proceeds receivable on sale of subsidiary	12	2,866	-
Loan fees and sold or discharged loans receivable	6f	365	865
Prepaid expenses, deposits, other assets	21	1,118	1,024
Income tax receivable		79	161
		249,984	253,543

Liabilities
Accounts payable and accrued liabilities	21	6,284	5,135
Deferred revenue	11	1,107	550
Deferred income tax liabilities	14	1,003	214
		8,394	5,899

Equity
Share capital	10	212,681	217,768
Treasury shares	10	(9)	(39)
Contributed surplus	10	12,911	12,705
Retained earnings		16,007	17,234
Cumulative currency translation adjustments		-	(24)
		241,590	247,644
		249,984	253,543

Refer to Note 15 for commitments and contingencies and to Note 22 for subsequent events.

Approved by the Board of Directors on November 8, 2012

“A. Murray Sinclair”	Director	“Peter Grosskopf”	Director
Murray Sinclair		Peter Grosskopf

The accompanying notes are an integral part of these interim consolidated financial statements.

Sprott Resource Lending Corp.
Interim Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of Canadian dollars)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Note	2012	2011	2012	2011
		$	$	$	$

Interest income
Interest income on resource loans		3,828	3,074	12,034	6,299
Interest income on impaired real estate loans	6c	684	805	2,037	4,645
Other interest income		300	199	774	739
		4,812	4,078	14,845	11,683

Other loan (expense) income
Loan loss expense, net of recoveries	6c	404	(1,642)	(949)	(3,932)
Loss on revaluation of foreclosed properties, net of recoveries	7	(632)	(853)	(7,484)	(853)
Other income	6j	17	228	3,322	3,133
		(211)	(2,267)	(5,111)	(1,652)

Other income (loss)
Equity method investment income	9	150	276	112	505
Unrealized gain (loss) on investments and securities	5	797	(1,261)	(1,007)	(2,446)
Unrealized gain on precious metal loans	5	2,925	-	2,925	-
Foreign exchange (loss) gain		(1,133)	1,277	(532)	92
Realized gain (loss) on sale of investments and securities	5	187	40	476	(10)
Gain on sale of subsidiary	12	4,254	-	4,254	-
		7,180	332	6,228	(1,859)
Net interest and other income		11,781	2,143	15,962	8,172

General and administrative expense
Salaries and benefits	21	321	467	884	3,483
Office and other	21	238	611	1,030	1,319
Stock-based compensation	10,21	149	391	422	1,434
Legal and professional services		250	404	637	1,076
Regulatory and shareholder relations		56	59	271	262
Directors’ fees	21	44	45	120	157
Management services	13,21	1,956	731	4,962	2,004
		3,014	2,708	8,326	9,735
Income (loss) before income taxes		8,767	(565)	7,636	(1,563)

Income tax expense (recovery)
Current	14	1,200	(3)	1,184	41
Deferred	14	867	(12)	792	(83)
		2,067	(15)	1,976	(42)
Net income (loss)		6,700	(550)	5,660	(1,521)

Other comprehensive income (loss)
Currency translation adjustments	12	(18)	31	-	7
Total comprehensive income (loss)		6,682	(519)	5,660	(1,514)

Basic earnings (loss) per share		0.04	(0.00)	0.04	(0.01)
Diluted earnings (loss) per share		0.04	(0.00)	0.04	(0.01)

Weighted average number of shares outstanding
Basic		151,290,902	155,313,032	152,999,807	154,967,143
Diluted		151,501,538	155,313,032	153,347,766	154,967,143

The accompanying notes are an integral part of these interim consolidated financial statements

Sprott Resource Lending Corp.
Interim Consolidated Statements of Changes in Equity (unaudited)
(Expressed in thousands of Canadian dollars)

					Cumulative
					Currency
	Share	Treasury	Contributed	Retained	Translation
	Capital	Shares	Surplus	Earnings	Adjustments	Total
	$	$	$	$	$	$
Balance, January 1, 2011	218,082	-	11,418	17,842	(19)	247,323
Net loss	-	-	-	(1,521)	-	(1,521)
Currency translation adjustments	-	-	-	-	7	7
Normal course issuer bid	-	-	(3)	-	-	(3)
Shares cancelled	(148)	-	-	-	-	(148)
Returned to treasury	-	(190)	-	-	-	(190)
Stock-based compensation	-	-	1,434	-	-	1,434
Exercise of stock options	1,693	-	(411)	-	-	1,282
Dividends paid to shareholders	-	-	-	(1,553)	-	(1,553)
Balance, September 30, 2011	219,627	(190)	12,438	14,768	(12)	246,631

Balance, January 1, 2012	217,768	(39)	12,705	17,234	(24)	247,644
Net income	-	-	-	5,660	-	5,660
Currency translation adjustments	-	-	-	-		-
Normal course issuer bid (Note 10)	-	30	(216)	-	-	(186)
Shares cancelled (Note 10)	(5,087)	-	-	-	-	(5,087)
Stock-based compensation	-	-	422	-	-	422
Dividends paid to shareholders (Note 10)	-	-	-	(6,887)	-	(6,887)
Sale of foreign subsidiary (Note 12)	-	-	-	-	24	24
Balance, September 30, 2012	212,681	(9)	12,911	16,007	-	241,590

The accompanying notes are an integral part of these interim consolidated financial statements.

Sprott Resource Lending Corp.
Interim Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of Canadian dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2012	2011	2012	2011
	$	$	$	$

Cash flows (used in) from operating activities
Net income (loss)	6,700	(550)	5,660	(1,521)
Adjustments to determine net cash flows relating to operating items:
Resource lending activities:
Interest income	(3,828)	(3,074)	(12,034)	(6,299)
Interest payments received	2,077	2,329	7,948	4,351
Income, net of realized loss, on investments and securities acquired	(539)	(46)	(1,216)	(2,260)
Deferred loan origination fees	437	297	(683)	712
Gain on early repayment of loan	-	-	(2,856)	-
Proceeds on sale of investments and securities	1,105	425	3,729	907
Net loan (fundings) repayments	(9,250)	(24,500)	5,355	(82,176)
Precious metal loan fundings	(12,500)	-	(12,500)	-
Participation in convertible debenture	-	(750)	-	(750)
Items not affecting cash:
Amortization of premises and equipment	21	29	70	90
Stock-based compensation	149	391	422	1,434
Equity method investment income	(150)	(276)	(112)	(505)
Unrealized foreign exchange loss (gain)	593	(1,107)	1,226	78
Gain on sale of subsidiary	(4,254)	-	(4,254)	-
Unrealized (gain) loss on investments and securities	(797)	1,261	1,007	2,446
Unrealized gain on precious metal loans	(2,925)	-	(2,925)	-
Deferred income tax expense (recovery)	867	(12)	792	(83)
Other operating cash flows	5	19	4	13
Changes in non-cash operating working capital items (Note 20)	4,720	(4,302)	6,443	(5,665)
Real estate monetization activities:
Interest income	(684)	(805)	(2,037)	(4,645)
Interest payments received	-	-	-	1,661
Loan loss expense and revaluation of foreclosed properties	1,336	2,495	9,541	4,785
Proceeds on sale of loans and loan repayments, net of fundings	-	2,062	471	61,584
Loan loss recovery/gain on sale of loans and foreclosed properties	-	-	(325)	(899)
	(16,917)	(26,114)	3,726	(26,742)

Cash flows (used in) from financing activities
Common shares repurchased	(3,561)	(341)	(5,273)	(341)
Dividends paid	(2,267)	(1,553)	(6,887)	(1,553)
Exercise of stock options	-	823	-	1,283
	(5,828)	(1,071)	(12,160)	(611)

Cash flows from (used in) investing activities
Purchases of premises and equipment	-	-	-	(8)
Purchases of investments and securities	9,760	-	713	(20,000)
Cash distribution from a joint venture	248	-	248	-
	10,008	-	961	(20,008)
Changes due to foreign exchange on cash held in subsidiaries	4	7	5	(9)
Decrease in cash and cash equivalents	(12,733)	(27,178)	(7,468)	(47,370)
Cash and cash equivalents - beginning of period	37,259	87,497	31,994	107,689
Cash and cash equivalents - end of period	24,526	60,319	24,526	60,319

Supplementary cash flow information – Note 20

The accompanying notes are an integral part of these interim consolidated financial statements.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

1	NATURE OF OPERATIONS

On September 7, 2010, Sprott Resource Lending Corp. (“SRLC” or the “Company”) implemented a structure, approved by shareholders on August 17, 2010, to focus its operations as a natural resources lender to companies in the mining and energy sectors.

Resource-based loans are originated through a partnership, Sprott Resource Lending Partnership (the “Partnership”), between the Company (the ultimate parent entity) and Sprott Lending Consulting LP, a wholly owned subsidiary of Sprott Inc. (“Sprott LP”). Under the terms of the Partnership Agreement and the Management Services Agreement (collectively “the Agreements”), the Company holds all voting units in the Partnership, which conveys control over key lending, strategic and operational decisions of the Partnership. Sprott LP holds only non-voting Partnership units and administers the day-to-day Partnership operations and provides senior management expertise. As compensation for their services, Sprott LP receives priority Partnership distributions and management fees as discussed in Note 13. The Management Services Agreement expires on September 7, 2013.

Distributions based on net assets and Partnership income before income taxes are paid annually, subject to available adjusted Partnership net income, and are cumulative if not paid in a given year.

Prior to September 7, 2010, the Company, operating under the name Quest Capital Corp., provided mortgage financings, predominantly for residential developments in Canada. As at September 30, 2012, the Company has a legacy portfolio of real estate loans and foreclosed properties which is being marketed for sale. Over time, the proceeds from real estate loan monetization are expected to be redeployed into resource loans.

SRLC is a publicly listed company incorporated and domiciled in Canada. The Company’s registered address is as follows: Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, Toronto, Ontario M5J 2J2. The Company’s common shares are listed on the Toronto Stock Exchange and New York Stock Exchange MKT.

2	BASIS OF PREPARATION

These unaudited interim consolidated financial statements (the “Financial Statements”), including comparative periods, have been prepared using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The Financial Statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Company has provided comparative financial information and has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect.

The accounting policies applied in these Financial Statements are based on IFRS for the period ended September 30, 2012, as issued and outstanding as of November 8, 2012, the date the board of directors approved the Financial Statements. Significant accounting policies used in the preparation of these Financial Statements are described in Note 3.

3	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of the Financial Statements are described below.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

a) Basis of consolidation

These consolidated financial statements include the assets, liabilities and results of operations of the Company and 100% of the following entities which are wholly owned or wholly controlled by the Company: Sprott Resource Lending Partnership; QC Services Inc.; 7603908 Canada Inc., 0854560 B.C. Ltd.; 0854561 B.C. Ltd; 0894023 B.C. Ltd.; and 2265366 Ontario Inc. Sprott Resource Lending Partnership owns 100% of Sprott Resource Lending (AM) Limited Partnership, which owns a 50% interest in SD Holding (Sierra Leone) Partnership joint venture. SD Holding (Sierra Leone) Partnership owns 100% of SD Holding (Sierra Leone) Inc.

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All consolidated entities are wholly owned and controlled by the Company, and all intercompany balances and transactions are eliminated.

b) Joint ventures

When joint approval is required from third parties to enable the implementation of the strategic operating, investing or financing matters governing affiliated entities of the Company, the affiliated entities are considered to be joint ventures. Joint ventures are accounted for using the equity method, whereby the Company records its proportionate share of an affiliate’s net assets as an equity method investment and its proportionate share of an affiliate’s net income (loss) as equity method investment income (loss). Distributions received from a joint venture are recorded as a reduction of the investment in the venture.

c) Cash and cash equivalents

Cash and cash equivalents include cash on hand with major Canadian chartered banks, as well as short-term, highly-liquid deposits and investments having maturity terms of 90 days or less at the time of acquisition, and are not subject to significant changes in fair value. Cash and cash equivalents are carried at fair value.

d) Financial assets

The Company has early adopted IFRS 9, Financial Instruments: Classification and Measurement, effective January 1, 2010. This standard replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement, for the classification and measurement of financial assets and liabilities. IFRS 9 eliminates the available for sale and held to maturity categories, and the requirement to bifurcate embedded derivatives with respect to hybrid contracts. Under IFRS 9, hybrid contracts are measured as a whole at fair value through profit or loss (“FVTPL”). Fixed income investments are measured at amortized cost if both of the following criteria are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding; otherwise fixed income investments are measured at FVTPL.

Initial recognition and measurement

All financial assets are initially measured at fair value plus or minus, in the case of a financial asset at amortized cost, transaction costs that are directly attributable to the acquisition or issue of the financial asset. The Company determines the classification of its non-derivative financial assets at initial recognition.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Subsequent measurement – Financial assets at FVTPL

Investments and securities that do not meet the criteria for amortized cost are classified as at FVTPL.

Investments and securities include investments in government and corporate bonds that do not meet the criteria for classification as cash and cash equivalents, investments in notes, bonds and debentures which may contain conversion features, and securities received through the Company’s resource lending activities such as common shares and warrants. Fair value gains (losses) of investments and securities are recognized in net income (loss) for changes in fair value incurred since the initial recognition of these financial instruments, or since the beginning of the reporting period. Purchase and sale of investments and securities are accounted for at their trade date.

Precious metal loans are carried at FVTPL. The total funds advanced to a borrower are allocated first to the value of any shares/warrants/commitment fees received, with the remainder applied as loan principal advanced. Fair value gains (losses) are recognized in net income (loss) for changes in fair value and for time value of money effect. Factors that may impact the value of the loan during a period include time value of money, changes in the market price of the precious metal, changes in foreign exchange rates, or changes in the discount rate as a result of market conditions and/or changes to the borrower’s credit risk.

The methodologies employed to determine fair values for financial assets at FVTPL are discussed in Note 17.

Subsequent measurement – Financial assets at amortized cost

Loans and accounts receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

After initial measurement, loans receivable are subsequently measured at amortized cost using the effective interest method, less impairment.

Fees received for originating the loans are netted against the carrying value and are recognized in interest income over the term of the loan using the effective interest method. Fees received may include cash payments and/or securities in the borrower. Refer to Note 3k on interest income recognition.

Impairment of loans and provision for loan losses

Loans are considered to be impaired when there is objective evidence that, as a result of one or more events that have occurred after the initial recognition of the loan, the estimated future cash flows of the loan have been affected. Loans are considered past due once the borrower has failed to make payments within 30 days of the contractual due date. Alternatively, if there has been a specific event which gives rise to uncertainty as to the ultimate collectability of a loan, including those loans that are less than 30 days in arrears, the loan is declared to be impaired.

Objective evidence of an impairment of a loan could include: significant financial difficulty of the borrower; breach of contract such as a default or delinquency in interest or principal payments; or it becomes probable that the borrower will enter bankruptcy or other financial reorganization.

The Company first assesses whether objective evidence of impairment exists individually for loans. If the Company determines that no objective evidence of impairment exists for an individually assessed loan, whether significant or not, it includes the loan in a group of loans with similar credit risk characteristics and collectively assesses them for impairment. Loans that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Specific provision for loan losses

At a minimum of each reporting period, management assesses whether there are indicators that loan loss provisions are required for each loan in the Company’s loan portfolio based on economic and market trends, the impairment status of loans, the quoted credit rating of the borrower, market value of the asset, and appraisals, if any, of the security underlying loans receivable. If these factors indicate that the carrying value of loans may not be recoverable, or the repayment of contractual amounts due may be delayed, management compares the carrying value of the affected loans with the discounted present values of their estimated future cash flows. To the extent that discounted estimated future cash flows are less than the loan carrying value, a specific loan loss provision is recorded. Any subsequent recognition of interest income on a loan for which a specific loan loss provision exists is calculated at the discount rate used in determining the provision, which may differ from the contracted loan interest rate.

Should the cash flow assumptions used to determine the original loan loss provision change, the loan loss provision may be reversed. A loan loss provision is reversed only to the extent that the revised carrying value of the loan does not exceed its amortized cost that would have been recorded had no loan loss provision been recognized.

Collective provision for loan losses

At each reporting period, management assesses the need for a collective provision for loan losses which have yet to be identified. Loans are grouped on the basis of similar characteristics that are indicative of the debtors’ ability to pay all amounts due according to the contractual terms. Collective grouping is performed on the basis of a credit risk evaluation or a grading process that considers asset type, industry, geographical location, collateral type, past-due status and other relevant factors. Management considers the security of a loan as the most appropriate determining factor in formulating a portfolio of loans. If the evaluation does not result in a group of assets with similar characteristics, the loans are individually assessed for impairment.

When a group of loans is determined, certain factors are considered in determining the appropriate level of a collective provision. Such factors include the length of the loan term, current state of commodity markets, and reviews of markets for information on the risk associated with the debt or equity of the borrower.

e) Derivative financial instruments

Derivative financial instruments, such as forward currency contracts, are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently measured at their fair value. Fair value is based on foreign exchange spot prices obtained in active markets. Forward currency contracts are carried as assets when fair value is positive and as liabilities when fair values are negative. Changes in fair value are recognized in net income (loss).

Certain derivatives may be embedded in other financial instruments (the host instrument), such as notes, bonds and debentures with conversion features. Embedded derivatives with host contracts that are financial assets are not separated but rather the combined contract is assessed as a whole at fair value with subsequent changes in fair value recognized in net income (loss).

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

f) Foreclosed properties

Foreclosed properties include properties for which the Company has taken legal title, as well as those properties for which the Company is entitled, through court order, to take title or to enforce the sale, unconditionally. When a loan is foreclosed, the value of the foreclosed property is initially measured at the lower of the carrying value or fair value less selling costs. Foreclosed properties which are in saleable condition and for which a sale is considered probable are classified as held for sale and are subsequently measured at the lower of carrying value or fair value less costs to sell. Amortization is not recorded on foreclosed properties. An extension of the period required to complete the sale would not preclude the properties from being classified as held for sale when the delay is caused by events or circumstances beyond the Company’s control and there is sufficient evidence that the Company remains committed to its plan to sell the asset.

g) Sold or discharged loans receivable

In the normal course of business, the Company may sell its interests in loans receivable or discharge the borrower from its loan for certain proceeds. Outstanding proceeds of sold or discharged loans receivable are reported separately from other loans receivable, and measured at their realizable value, net of expected sales costs.

h) Long-lived assets

Land is carried at historical cost, less accumulated impairment losses, and is not depreciated.

Leasehold improvements are carried at historical cost, less accumulated amortization and impairment losses. Amortization is recorded on a straight-line basis over the terms of the related leases.

Computer equipment and operating software are carried at historical cost, less accumulated amortization and impairment losses, and includes software integral to the operation of the equipment. Amortization is recorded on a straight-line basis over 3 years being its estimated useful life.

Other equipment, which includes furniture and sundry equipment, is carried at historical cost, less accumulated amortization and impairment losses. Amortization is recorded on a straight-line basis over 5 years.

i) Provisions

The Company recognizes provisions when a legal or constructive obligation exists as a result of past events, when it is probable that there will be an outflow of economic benefits from the entity, and a reliable estimate of the amount of the obligation can be made. When a provision is expected to settle beyond the immediate term, the provision is measured at the present value of future cash flows, discounted at prevailing market interest rates. With the passage of time, additional expenses are recorded as the provision accretes.

j) Translation of foreign currencies

The presentation currency for these Financial Statements is Canadian dollars. The functional currency for Sprott Resource Lending Corp. and certain other consolidated entities is Canadian dollars, while certain consolidated entities’ functional currency is the US dollar.

The assets and liabilities of subsidiaries with a US dollar functional currency are translated at the exchange rate prevailing on the reporting date, and revenues and expenses at the average rates during the reporting period. Foreign currency gains or losses resulting from the translation of these subsidiaries is recorded in other comprehensive income (loss) as currency translation adjustments, which is a component of the Company’s equity.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Foreign currency translation gains or losses resulting from the translation of foreign-denominated monetary assets and liabilities into any of the consolidated entities’ functional currencies are recorded in net income (loss), unless the monetary item is deemed an investment in another consolidated entity. A monetary item is considered to be an investment in a subsidiary when settlement of the item is neither planned nor likely to occur in the foreseeable future; such foreign currency translation gains or losses, on foreign subsidiaries with a US dollar functional currency, are recorded in the currency translation adjustment account. Upon disposal of a foreign subsidiary, any gain or loss accumulated in other comprehensive income (loss) is transferred to foreign exchange gain (loss) in net income (loss).

k) Interest income recognition

Interest income on loans is recognized on an accrual basis using the effective interest method. Under the effective interest method, the interest rate realized is not necessarily the same as the stated loan interest rate. The effective interest rate is the rate required to discount the future value of all loan cash flows to their present value and is adjusted for the receipt of cash and non-cash items in connection with the loan. Loan cash flows include both principal and interest, as well as certain origination and commitment fees such as structuring fees, drawdown fees, and rollover fees. Non-cash items include common shares or warrants received. Cash and non-cash fees are netted against the loan’s carrying value and are amortized in net income (loss) over the estimated term of the loan using the loan’s effective interest rate.

Fees received in return for arranging a loan between a borrower and lender are recognized into income at loan inception once the loan has been arranged. In most cases, these fees are provided solely to the Company for the loan arrangement and are not provided to any other lender involved.

When a loan is classified as impaired, the original expected timing and amount of future cash flows may be revised to reflect new loan circumstances. These revised cash flows are discounted using the original effective interest rate to determine the impaired carrying value of the loan. Interest income is thereafter recognized on this impaired carrying value using the effective interest rate. Additional changes to the amount or timing of future cash flows could result in further loan losses, or the reversal of previous loan losses, which would also impact the amount of subsequent interest income recognized.

Interest penalties received as a result of loan prepayments by borrowers are recognized in net income (loss) in the period in which the prepayment is made, unless only minor modifications were made to the loan in which case they are deferred and amortized using the effective interest method. If a modification of a loan does not represent an extinguishment of the original receivable, but instead a renegotiation of an existing loan, any deferred transaction costs and fees are carried forward and amortized over the remaining term of the renegotiated loan using the effective interest method. If a modification of a loan does represent an extinguishment of the original receivable, the original loan is derecognized in its entirety and a new receivable is recognized under the new terms.

On some of its loans, the Company receives loan administration or syndication fees from loan syndication partners or co-lenders. These fees are not included in the cash flows used to determine the effective interest rate.

l) Deferred revenue

Loan origination and commitment fees are generally recognized on an accrual basis when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company. Loan origination and commitment fees received for approved loans that are likely to be drawn upon are deferred (together with the related direct costs) and recognized as an adjustment to the effective interest rate on the loan. These fees are reported under deferred revenue on the consolidated balance sheet. Non-refundable origination fees are recognized as income when it is considered unlikely that the loan will be entered into.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

m) Management services

Certain distributions from the Partnership are payable to Sprott LP. These distributions are classified as management services expense in the Company’s Financial Statements. Calculation methodologies of the Partnership Agreement are discussed in Note 13.

n) Income taxes

Income tax expense (recovery) is comprised of current and deferred components.

Current income tax expense is the expected tax payable for the current year’s taxable income based on rates enacted or substantively enacted at the period end and any adjustment to prior year’s estimates.

Deferred income taxes are calculated using the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in expected future tax rates will be recognized in net income (loss) in the period that includes the date of substantive enactment of the revised tax rates, except to the extent that deferred tax assets and liabilities related to items that are charged or credited in other comprehensive income or directly to equity. In these circumstances, deferred tax is charged or credited to other comprehensive income or to equity. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

o) Stock-based compensation

The Company grants stock options to employees, officers, directors and certain service providers. The board of directors grant such options with lives up to 5 years, with vesting periods determined at its discretion and at exercise prices equal to or greater than the Company’s closing common share price on the date of grant.

The Company determines the fair value of options granted using the Black-Scholes option pricing model. The fair value of options granted incorporates an assumption for expected option forfeitures and volatility and is determined on the grant date. The fair value of options on each vesting date are recognized as stock-based compensation expense over the vesting period.

p) Common shares of the Company

The value of common shares issued in a public offering or private placement is equal to the cash consideration received. Common shares issued on exercise of stock options are recorded at the amount equal to the exercise price received plus the fair value of the underlying options that are transferred from contributed surplus. For common shares issued as consideration for services received, the amount credited to share capital is equal to the fair value of the services received. The number of common shares issued as consideration for services is based on a volume-weighted average trading value of the common shares. The cost of common shares repurchased and cancelled is first recognized as a reduction in equity to the extent of the average assigned carrying value of the common shares repurchased and the excess is charged to contributed surplus. The total cost is recorded at the amount paid including transaction costs.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

q) Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by dividing net earnings available to common shareholders for the period by the diluted weighted average number of common shares outstanding during the period. The diluted weighted average number of shares includes the potential dilution from common shares issuable through stock options, if dilutive, using the treasury stock method. The treasury stock method assumes that the proceeds from any shares issued on the exercise of stock options are used by the Company to repurchase and cancel shares at the average market price of the Company’s share price for the period. As such, where the strike price of stock options exceeds the average market price of the Company’s shares for the reporting period, the inclusion of these shares under the treasury stock method would be anti-dilutive, so these shares are excluded from the calculation of the weighted average number of diluted common shares.

In periods that the Company reports a net loss, diluted loss per share is the same as basic loss per share, as the result would be anti-dilutive.

r) Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by another party, the lessor, are classified as operating leases. Payments, including pre-payments made under operating leases are charged to net income (loss) on a straight-line basis over the period of the lease.

s) Use of estimates and judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Financial statement items subject to significant management estimates and judgements include:

  Provisions for loan losses - Management exercises judgment to determine whether indicators of loan impairment exist and if so, management must estimate the timing and amount of future cash flows from loans receivable. Refer to Note 6c.

  Stock-based compensation - Inputs to the Black-Scholes option pricing model require estimates of option forfeiture rates and future share price volatility. Refer to Note 10.

  Valuation of deferred income tax assets - The valuation of deferred income tax assets requires judgments on their recoverability. Such judgments are made based on management’s estimates on the timing and amount of the Company’s future taxable income. Refer to Note 14.

  Valuation of warrants - Inputs to the Black-Scholes option pricing model require estimates of future share price volatility. Refer to Note 18 for the sensitivity analysis performed on warrant valuation.

  Valuation of precious metal loans – Inputs to the valuation model require estimates of credit and other risks. Refer to Note 17 and 18.

  Impairment of foreclosed properties - Management exercises judgment to determine whether indicators of impairment exist and if so, management must estimate the timing and amount of future cash flows from foreclosed properties. Refer to Note 7.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

While management believes that these estimates and judgments are reasonable, actual results could differ materially from those estimates.

4	STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS standards issued but not yet effective as at September 30, 2012 are listed below. This listing includes standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt these standards when they become effective. The following standards or amendments are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation — Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The Company does not expect this standard to have a significant impact on its consolidated financial statements.

IFRS 11 Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers. The Company currently uses the equity method of accounting for its joint ventures and does not expect this standard to have an impact on its consolidated financial statements.

IFRS 12 Disclosures of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The Company expects the standard to have minimal disclosure impact on its consolidated financial statements.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. The Company expects the standard to have moderate disclosure impact on its consolidated financial statements.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

IFRS 7 Financial Instruments – Disclosures

IFRS 7 provides guidance on financial instrument disclosures, and is based on the notion that entities should provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for the entity’s financial position and performance. The standard was amended to enhance disclosure requirements related to offsetting financial assets and financial liabilities. The Company expects the standard to have minimal impact on its consolidated financial statements.

Amendments to Other Standards

In addition, there have been amendments to IAS 1, Presentation of items of other comprehensive income (“OCI”). IAS 1 is amended to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The Company expects the standard to have minimal impact on its consolidated financial statements.

5	FINANCIAL ASSETS AT FVTPL

a) Investments and securities

The Company holds investment portfolios with Canadian chartered financial institutions which hold a number of short term and long term bonds. The bonds are considered liquid as the Company can sell its holdings at any time. The fair value of bonds may fluctuate for factors such as the accrual or payment of interest, changes to market interest rates or changes to the risk profiles of the bonds.

The Company holds common shares received primarily in connection with resource lending activities. The Company is subject to certain holding periods before trading in these shares is permitted. Common shares received in connection with resource lending activities are publicly traded on recognized stock exchanges. The Company also holds certain privately held common shares received as consideration for the sale of VGC and CMV. The Company’s shares do not represent a significant or controlling interest in the underlying investee.

The Company holds warrants in connection with its resource lending activities. Certain warrants held by the Company are publicly traded on recognized stock exchanges. Warrants held by the Company where market quotations are not readily available are fair valued using the Black-Scholes option pricing model.

Notes, bonds and debentures are interest bearing instruments with issuers in the resource sector and may include certain conversion features which allow the underlying instrument to be converted generally to common shares of the issuer.

Refer to Note 17 for the fair valuation methodology of these investments and securities.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Investments and securities at FVTPL include:

	September 30,	December 31,
	2012	2011
	$	$
Managed investment portfolios at FVTPL:
Corporate and government bonds	29,289	40,402

Securities at FVTPL:
Common shares	6,237	3,125
Warrants	1,855	2,665
Notes, bonds and debentures	13,074	1,610
Total	50,455	47,802

For warrants that are not traded on an exchange, the Company determined fair value using the Black-Scholes option pricing model with the following assumptions as at September 30, 2012 and December 31, 2011:

September 30, 2012

Warrants:	Expiry	Number of	Strike Price	Closing	Fair
Issuer	Date	Warrants Held		Price	Value
African Minerals Limited	Feb 2014	325,000	£ 6.00	£ 2.90	$29
African Minerals Limited	Feb 2016	625,000	£ 4.25	£ 2.90	$569
North American Palladium Ltd.	Oct 2014	25,000	US$217	US$223	$1,142
Total fair value of warrants not publicly traded					$1,740

Total fair value of publicly traded warrants					$115
Total warrants at September 30, 2012					$1,855

December 31, 2011

Warrants:	Expiry Date	Number of	Strike Price	Closing	Fair
Issuer		Warrants Held		Price	Value
African Minerals Limited	Feb 2014	325,000	£ 6.00	£ 4.36	$156
African Minerals Limited	Feb 2016	625,000	£ 4.25	£ 4.36	$1,112
North American Palladium Ltd.	Oct 2014	25,000	US$217	US$229	$1,296
Total fair value of warrants not publicly traded					$2,564

Total fair value of publicly traded warrants					$101
Total warrants at December 31, 2011					$2,665

The weighted average volatility used to determine the fair value of these warrants is 38 percent (December 31, 2011 – 30 percent). Each whole warrant for African Minerals Limited entitles the holder to purchase one common share. Each whole warrant for North American Palladium Ltd. entitles the holder to purchase 0.35 of an ounce of palladium.

Refer to Note 18 for market risk sensitivity analysis on the Company’s investments and securities held.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Changes to the carrying values of investments and securities at FVTPL during the three and nine months ended September 30, 2012 and 2011 are as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2012	2011	2012	2011
	$	$	$	$
Balance, beginning of period	57,635	46,207	47,802	20,866
Fair value on acquisition or receipt	2,372	1,502	16,029	28,560
Cash withdrawals from investment accounts	(9,760)	-	(9,760)	-
Proceeds on sale of common shares and warrants	(1,106)	(385)	(3,729)	(917)
Realized gain (loss) on sale of common shares and warrants	187	40	476	(10)
Unrealized fair valuation gain (loss)	1,127	(1,301)	(363)	(2,436)
Balance, end of period	50,455	46,063	50,455	46,063

b) Precious metal loans

During the three months ended September 30, 2012, the Company advanced a precious metal loan totalling $12,500 in funds to a borrower with monthly repayments to be made beginning in January 2013 and ending in May 2015. Repayments will be in cash and calculated using a set number of gold ounces at the prevailing gold price per ounce converted to Canadian dollars. The total repayments are further subject to a minimum implied internal rate of return of five percent per annum. The total origination fees applied against the principal advanced was $679. These fees will be amortized over the term of the precious metal loan.

The Company determined fair value of the precious metal loan using a valuation technique with the following inputs at September 30, 2012:

September 30, 2012
Repayment term begins	January 31, 2013
Repayment term ends	May 31, 2015
Frequency of repayments	Monthly
Gold ounces receivable per month	338 ounces
Average future gold price	$1,784
Discount rate	12%

Refer to Note 17 for the fair valuation methodology of the precious metal loan and to Note 18 for market risk sensitivity analysis. Also refer to Note 6 for property sector and geographic distribution of the precious metal loan, as well as for the distribution of the precious metal loan’s fair value by priority of security charges.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

As at September 30, 2012, the Company reviewed the discount rate used to calculate the fair value of the loan in relation to market changes and changes to the borrower’s credit risk. Changes to the carrying value of the precious metal loan during the three and nine months ended September 30, 2012 and 2011 are as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2012	2011	2012	2011
	$	$	$	$
Balance, beginning of period	-	-	-	-
Fair value on acquisition or receipt	11,821	-	11,821	-
Unrealized fair valuation gain attributed to changes in market conditions	1,416	-	1,416	-
Unrealized fair valuation gain attributed to changes in credit risk of the borrower	1,509	-	1,509	-
Amortization of deferred fees	53	-	53	-
Balance, end of period	14,799	-	14,799	-

The change in credit circumstances for the precious metal loan is attributed to a change in the priority ranking of security from second to first secured as well additional working capital for the borrower.

6	LOANS RECEIVABLE

a) Components of loans receivable

Loans receivable are reported at their amortized cost using the effective interest method. Refer to Note 3 for further information on the Company’s loan accounting policy.

The carrying value of the Company’s loan portfolio comprises the following components:

	September 30,	December 31,
	2012	2011
	$	$
Resource loans at amortized cost
Loan principal	113,273	119,811
Accrued interest	1,274	616
Deferred income and other, net	(3,834)	(6,669)
Amortized cost, before loan loss provisions	110,713	113,758
Loan loss provisions	-	-
Carrying value of resource loans receivable	110,713	113,758

Real estate loans(1)
Loan principal	22,554	22,554
Accrued interest and deferred costs, net	9,897	7,860
Amortized cost, before loan loss provisions	32,451	30,414
Loan loss provisions	(10,080)	(8,023)
Carrying value of real estate loans receivable	22,371	22,391

Total carrying value of loans receivable	133,084	136,149

(1) Amounts exclude foreclosed properties held for sale, see Note 7.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

b) Past due loans that are not impaired

Loans are considered past due once the borrower has failed to make payments within 30 days of the contractual due date. All past due loans are classified as impaired.

c) Impaired loans and loan loss provisions

When a loan is classified as impaired, the original expected timing and amount of future cash flows may be revised to reflect new loan circumstances. These revised cash flows are discounted using the original effective interest rate to determine the impaired carrying value of the loan. Interest income is thereafter recognized on this impaired carrying value using the effective interest rate. Additional changes to the amount or timing of future cash flows could result in further loan losses, or the reversal of previous loan losses, which would also impact the amount of subsequent interest income recognized.

The Company has determined that a provision for collective impairment on its resource loans is not required as at September 30, 2012 and December 31, 2011. Refer to Note 3d for the Company’s accounting policy on collective provisioning.

As at September 30, 2012 and December 31, 2011, the Company performed a comprehensive review of each loan in its loan portfolio to determine the requirement for specific loan loss provisions. The carrying values of the Company’s impaired loans and specific loan loss provisions are as follows:

	September 30, 2012			December 31, 2011
	Number			Number
	of Loans	$		of Loans	$
Resource loans
Carrying value of impaired loans	1	2,386	(2)	-	-
Loan loss provisions		-			-
Total carrying value of impaired loans, net of loan loss provisions	1	2,386		-	-

Real estate loans
Carrying value of impaired loans	1	32,451		1	30,414
Loan loss provisions		(10,080)			(8,023)
Total carrying value of impaired loans, net of loan loss provisions	1	22,371		1	22,391

Total carrying value of impaired loans, net of loan loss provisions	2	24,757		1	22,391

(2)

As at September 30, 2012, one resource loan was classified as impaired as the borrower had failed to make payments within 30 days of the contractual repayment terms under the loan agreement. However, no loan loss provision has been recorded as the loan remains fully secured by a sufficient level of collateral.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Interest income on the Company’s impaired real estate loan and the changes in the Company’s loan loss provision during the three and nine months ended September 30, 2012 and 2011 are as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2012	2011	2012	2011
	$	$	$	$
Interest on impaired loans	684	805	2,037	4,645

Loan loss provision

Balance, beginning of period	9,376	9,502	8,023	32,142
Loan loss expense(3)	704	1,637	2,057	3,927
Written off on loan sale, discharge or transfer to foreclosed properties	-	-	-	(24,930)
Balance, end of period	10,080	11,139	10,080	11,139

(3)

During the three months ended September 30, 2012, the Company recorded $704 (2011 - $1,637) in additional loan loss provisions and $1,108 in recoveries on loans previously held (2011 - $nil). During the nine months ended September 30, 2012, $2,057 (2011 - $4,222) in additional loan loss provisions and $1,108 net recovery was recorded (2011- $295). In the prior year, additional provisions of $5 were also recorded on miscellaneous expenses related to previously held real estate loans.

d) Sale or discharge of real estate loans

There were no real estate loans sold or discharged during the three and nine months ended September 30, 2012.

	Three Months Ended		Nine Months Ended
	September 30			September 30
	2012	2011	2012	2011
	$	$	$	$
Proceeds, net of closing costs	-	-	-	47,936
Loan carrying values, net of loss provisions	-	-	-	(46,919)
Net gain	-	-	-	1,017
Net gain (loss) reported as recovery to the provision	-	-	-	849
Net gain reported as a gain on sale of loans	-	-	-	168
	-	-	-	1,017

e) Loan commitments

As at September 30, 2012, subject to certain funding conditions, the Company is committed to providing up to $22,500 in credit facilities on resource loans (December 31, 2011 - $5,000).

f) Loan fees and sold /discharged loans receivable

Included in loan fees and sold or discharged loans receivable as at September 30, 2012 are loan drawdown fees of $165 and proceeds of $200 on previously sold loans (December 31, 2011 - $518 and $347 respectively).

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

g) Property sector distribution of loan principal

The following table summarizes the distribution of all of the Company’s outstanding loan principal balances by property sector:

	September 30, 2012			December 31, 2011
	Number			Number
	of Loans	$		of Loans	$
Resource loans at amortized cost
Metals and mining	10	102,907		9	108,175
Energy and other	2	10,366		2	11,636
Total principal at amortized cost	12	113,273		11	119,811

Precious metal loans at FVTPL
Metals and mining	1	14,799	(4)	-	-
Total principal at FVTPL	1	14,799		-	-

Real estate loans
Land under development	1	22,554		1	22,554
Total real estate loan principal	1	22,554		1	22,554
Total loan principal	14	150,626		12	142,365

(4)	The precious metal loan is carried at fair market value which includes principal and interest. Refer to Note 5 and 17 for fair valuation methodology.

h) Geographic distribution of loan principal

The following table summarizes the distribution of all of the Company’s outstanding loan principal balances by principal geographic location of the underlying security:

	September 30, 2012			December 31,2011
	Number			Number
	of Loans	$		of Loans	$
Resource loans at amortized cost
Canada	5	46,600		4	35,450
United States of America	3	37,206		3	29,636
Mexico	4	29,467		2	21,300
Sierra Leone	-	-		1	25,425
Chile	-	-		1	8,000
Total principal at amortized cost	12	113,273		11	119,811

Precious metal loans at FVTPL
Canada	1	14,799	(4)	-	-
Total principal at FVTPL	1	14,799		-	-

Real estate loans
Canada	1	22,554		1	22,554
Total real estate loan principal	1	22,554		1	22,554
Total loan principal	14	150,626		12	142,365

(4)	The precious metal loan is carried at fair market value which includes principal and interest. Refer to Note 5 and 17 for fair valuation methodology.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

i) Priority of security charges

The following table summarizes the distribution of all of the Company’s outstanding loan principal balances by priority:

	September 30, 2012			December 31, 2011
	Number			Number
	of Loans	$		of Loans	$
Resource loans at amortized cost
Senior priority	12	113,273		11	119,811

Precious metal loans at FVTPL
Senior priority	1	14,799	(4)	-	-

Real estate loans
Senior priority	1	22,554		1	22,554
Total loan principal	14	150,626		12	142,365

(4)	The precious metal loan is carried at fair market value which includes principal and interest. Refer to Note 5 and 17 for fair valuation methodology.

j) Other loan income and fees

Other loan income and fees during the three and nine months ended September 30, 2012 and 2011 consists of:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2012	2011	2012	2011
	$	$	$	$
Gain on early repayment of loans	-		2,856	-
Loan arrangement fees earned	-	-	350	1,633
Gain on sale of loans and foreclosed properties	-	-	-	169
Syndication income and other	17	228	116	1,331
Total other income	17	228	3,322	3,133

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

7	FORECLOSED PROPERTIES

When the Company takes or has the legal right to take title of the security underlying an impaired loan, the carrying value of the loan, which comprises principal, accrued interest and deferred fees and a loan loss provision, is reclassified from loans receivable to foreclosed properties. When foreclosed properties are in saleable condition and management expects that a sale of the properties is probable, they are classified as held for sale and are measured at the lower of their carrying value and fair value less costs to sell. Reductions in the carrying values of foreclosed properties are reported as losses on revaluation of foreclosed properties.

As at September 30, 2012, the period of time required to complete the sale of the Company’s foreclosed properties has been extended due to circumstances beyond the Company’s control such as market conditions. The Company however remains committed to its plan to sell its foreclosed properties. The properties continue to be actively marketed at a price that is reasonable and, where necessary, strategic actions are being taken to respond to current market conditions.

For the three and nine months ended September 30, 2012 and 2011, all foreclosed properties were classified as held for sale and changes to the balance of foreclosed properties are as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2012	2011	2012		2011
	$	$	$		$
Balance, beginning of period	22,945	30,797	29,944		29,807
Properties foreclosed	-	-	325	(5)	990
Foreclosed properties sold	-	-	(446)		-
Loss on revaluation of foreclosed properties	(632)	(853)	(7,510	)(6)	(853)
Balance, end of period	22,313	29,944	22,313		29,944

(5)

During the nine months ended September 30, 2012, the Company paid $325 in property taxes related to one of its foreclosed properties which was previously provided for against the related foreclosed property.

(6)

During the nine months ended September 30, 2012, the Company sold a foreclosed property with a carrying value of $446 for total proceeds, net of closing costs, of $471. The resulting net gain of $26 was reported as a recovery to the loss on revaluation of foreclosed properties on the consolidated statement of comprehensive income (loss).

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

8	PREMISES AND EQUIPMENT

		Leasehold	Computer	Office
	Land	Improvements	Equipment	Equipment	Total
Cost	$	$	$	$	$
At January 1, 2011	35	369	413	93	910
Additions	-	-	8	-	8
Disposals	-	-	-	-	-
At December 31, 2011	35	369	421	93	918
Additions	-	-	-	-	-
Disposals	-	-	-	-	-
At September 30, 2012	35	369	421	93	918

		Leasehold	Computer	Office
	Land	Improvements	Equipment	Equipment	Total
Accumulated amortization	$	$	$	$	$
At January 1, 2011	-	236	374	32	642
Net amortization recorded in office and other expense	-	74	28	11	113
At December 31, 2011	-	310	402	43	755
Net amortization recorded in office and other expense	-	52	10	9	71
At September 30, 2012	-	362	412	52	826

Net carrying values
At December 31, 2011	35	58	19	50	163
At September 30, 2012	35	7	9	41	92

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

9	EQUITY METHOD INVESTMENTS

Through its wholly owned subsidiary, SR Lending (AM) Limited Partnership, the Company holds a 50% interest in SD Holding (Sierra Leone) Partnership (“SD Holding”), which was established in February 2011 to administer one of the Company’s resource loans. Joint control of SD Holding is established as all strategic and operating decisions for SD Holding require approval by both joint venture partners.

On September 7, 2012, the Company sold its wholly owned subsidiary, Viceroy Gold Corporation together with its 75% interest in Castle Mountain Venture. Refer to Note 12.

Summarized financial information of the Company’s joint ventures accounted for using the equity method is as follows:

	September 30,	December 31,
	2012	2011
Equity method investments	$	$
Assets	330	726
Liabilities	43	285
Total net assets included in equity method investments	287	441

	Three Months		Nine Months
		Ended		Ended
	September 30		September 30

	2012	2011	2012	2011
Equity method investment income	$	$	$	$
Revenue	-	285	165	1,525
Recovery (expenses)	150	(9)	(37)	(1,020)
Income before income taxes	150	276	128	505
Total net income included in equity method investment income	150	276	112	505

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

10	SHARE CAPITAL

a) Authorized

Unlimited first and second preferred shares.

Unlimited common shares without par value.

b) Common shares issued and outstanding

	Number of	Assigned
	Shares	Value
		$
Balance, January 1, 2012	154,223,046	217,768
Repurchased and cancelled – normal course issuer bids	(3,603,133)	(5,087)
Balance, September 30, 2012	150,619,913	212,681

	Number of	Assigned
	Shares	Value
		$
Balance, January 1, 2011	154,694,758	218,082
Repurchased and cancelled – normal course issuer bid	(104,978)	(148)
Issued on exercise of stock options	950,000	1,693
Balance, September 30, 2011	155,539,780	219,627

In March 2011, the Company commenced a normal course issuer bid (“2011 NCIB”) to repurchase and cancel up to 9,881,214 of its issued and outstanding common shares. During the three months ended March 31, 2012, 364,600 common shares at an average price of $1.53 per share were repurchased and cancelled under the 2011 NCIB for a total consideration of $556. The Company also cancelled an additional 27,900 common shares under the 2011 NCIB which were held in treasury at December 31, 2011. Total cost, including broker fees, was first charged to share capital to the extent of the average assigned carrying value of the common shares repurchased and the excess of $41 was credited to contributed surplus.

On April 3, 2012, the Company received regulatory approval to repurchase and cancel up to 9,507,638 of its issued and outstanding common shares by way of a normal course issuer bid (the “2012 NCIB”), commencing on April 9, 2012 and ending on April 8, 2013. During the nine months ended September 30, 2012, a total of 3,216,833 common shares at an average price of $1.47 per share were repurchased under the 2012 NCIB for a total consideration of $4,717. A total of 3,210,633 common shares with an assigned carrying value of $4,534 have been cancelled and returned to treasury and 6,200 common shares with an assigned value of $9 remain as treasury shares in the Company. These shares were cancelled and returned to treasury subsequent to September 30, 2012. The total cost of the repurchased shares, including broker fees, was first charged to share capital to the extent of the average assigned carrying value of the common shares repurchased and the excess amount of $175 was charged against contributed surplus. Also refer to Note 22 for subsequent events.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

c) Dividends

Total dividends paid during the three and nine months ended September 30, 2012 were $2,267 (2011 - $1,553) and $6,887 (2011- $1,553) respectively. Also refer to Note 22 for subsequent events.

d) Stock options outstanding

The Company has a stock option plan under which options may be granted to employees, officers, directors and certain service providers, for up to 10% of the then issued and outstanding common shares, with not more than 5% of the then issued and outstanding common shares being granted to any one person in the form of stock options. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting, expiration and any performance terms of the option agreement are at the discretion of the board of directors. Exercised options are settled with the issuance of common shares in the Company.

Changes in the number of stock options outstanding for the nine months ended September 30, 2012 and 2011 are as follows:

	Nine Months Ended September 30
	2012		2011
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
		$		$
Balance, beginning of period	7,925,000	1.70	8,635,000	1.66
Granted	450,000	1.50	600,000	1.72
Exercised	-	-	(950,000)	1.35
Expired	(579,167)	2.87	(235,000)	1.94
Forfeited	(150,000)	1.63	-	-
Balance, end of period	7,645,833	1.60	8,050,000	1.70
Options exercisable at end of period	6,633,314	1.61	4,770,775	1.77

The fair value of options granted were estimated at the time of grant using the Black-Scholes option pricing model.

On a weighted average basis, the Black-Scholes model inputs and fair valuation of options granted in the three months ended September 30, 2012 are as follows:

Weighted
Average Value
Share price on grant date	$1.50
Exercise price	$1.50
Expected forfeiture rate	0.00%
Expected volatility(7)	40.00%
Expected option life in years	3 years
Expected dividend rate	0.04%
Risk-free interest rate	1.00%
Black-Scholes fair value	$0.39

(7) Expected volatility is based on the historical share price volatility over the same duration to the date of grant as the expected life of each option grant.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The following table summarizes information about stock options outstanding and exercisable at September 30, 2012 and December 31, 2011:

September 30, 2012		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
Range of	Number of	Average	Average	Number of	Average
Exercise	Options	Remaining	Exercise	Options	Exercise
Prices	Outstanding	Contractual Life	Price	Exercisable	Price
$		Years	$		$
0.01 to 1.49	3,400,000	2.22	1.32	3,149,998	1.32
1.50 to 1.99	3,745,883	2.96	1.78	2,983,316	1.83
2.00 to 2.49	500,000	0.52	2.08	500,000	2.08
	7,645,833	2.47	1.60	6,633,314	1.61

December 31, 2011		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
Range of	Number of	Average	Average	Number of	Average
Exercise	Options	Remaining	Exercise	Options	Exercise
Prices	Outstanding	Contractual Life	Price	Exercisable	Price
$		Years	$		$
0.01 to 1.49	3,400,000	2.98	1.32	2,341,622	1.31
1.50 to 1.99	3,575,000	3.47	1.81	1,862,476	1.83
2.00 to 2.49	500,000	1.27	2.08	500,000	2.08
3.00 to 3.49	450,000	0.36	3.23	450,000	3.23
	7,925,000	2.94	1.70	5,154,098	1.74

11	DEFERRED REVENUE

Loan origination and commitment fees received for approved loans that are likely to be drawn upon are deferred (together with the related direct costs) until the date the funds are drawn by the borrower at which point the fees are re-classified to loans receivable and applied against the principal of the loan. If the loan does not close and/or principal is not drawn by the maturity date, any non-refundable fees are recorded in income. As at September 30, 2012, $1,107 of such fees were received and are recorded on the consolidated balance sheet in deferred revenue (December 31, 2011 - $550).

12	SALE OF SUBSIDIARES

On September 7, 2012, the Company sold 100% of the share capital of its subsidiary Viceroy Gold Corp. (“VGC”), together with its 75% interest in Castle Mountain Venture (“CMV”). CMV’s primary operating activities related to the reclamation of the non-operational Castle Mountain mining property and included the long-term monitoring and maintenance of the property.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The details of VGC’s balance sheet on the date of sale and the total consideration for the sale are as follows:

Equity method investment	$4
Net assets	$4

Total pre-tax consideration for the sale	$4,258

Gain on sale of subsidiary	$4,254

A portion of the consideration was satisfied through the issuance of 3.0 million common shares from the purchaser, a private company, for a total fair value of $1,500, net of finder’s fees of 1.0 million shares. The common shares are included in investments and securities on the consolidated balance sheet and represent less than 10% of the outstanding shares in the privately held company. The remainder of the consideration is due in two installments of $3,000 and $5,000 on the earlier of the achievement of certain milestones but no later than three and six years from closing, respectively. The remaining payment may be satisfied by cash or through the issuance of common shares of the purchaser provided that they are listed on a recognized stock exchange. The discounted pre-tax carrying value of the remainder of the consideration is $2,866 and is reported under proceeds receivable on sale of subsidiary on the consolidated balance sheet. Certain closing costs attributed to the sale and recorded against the gain on sale of subsidiary are $108. Upon disposal, gains accumulated in other comprehensive income of $18 were transferred to foreign exchange gain (loss) in net income (loss). The current and deferred tax expense relating to this sale was $2,068 leaving an after tax gain of $2,186.

13	MANAGEMENT SERVICES

Management services fees are incurred by the Company pursuant to the Agreements discussed in Note 1.

As compensation for their services, Sprott LP receives priority Partnership distributions and management fees as follows:

Base management fee at a rate of $100 per year plus applicable taxes, accrued for and paid quarterly;

2% of the average net assets under management of the Partnership; and

20% of the adjusted Partnership net income before taxes in excess of an annual hurdle equal to the product of average net resource assets under management and the average 3-year Government of Canada bond yield or similar index, capped at 6% (effective September 1, 2011) and the average 30-year Government of Canada bond yield (prior to September 1, 2011).

Distributions based on net assets and Partnership income before income taxes are paid annually, subject to available adjusted Partnership net income, and are cumulative if not paid in a given year.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Management fees for the three and nine months ended September 30, 2012 and 2011 are as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2012	2011	2012	2011
	$	$	$	$
Base management fee	28	28	84	78
2% of average net resource assets(8)	981	703	2,964	1,926
20% of adjusted net resource income net of annual hurdle(9)	947	-	1,914	-
Management services expense	1,956	731	4,962	2,004

(8)

Average net resource assets include resource loans and net assets available for the purposes of resource loan origination. Fees incurred and accrued in the current year are paid annually when sufficient income from resource lending has been earned, or on the termination of the Partnership.

(9)

Adjusted net resource income includes resource loan-related income, net of certain corporate level costs. The adjusted net income for the three months ended September 30, 2012 is $5,301 (2011 - $3,019) and for the nine months ended September 30, 2012 is $12,181 (2011 - $2,746), respectively. At September 30, 2012, the total cumulative net income from inception of the Partnership is $16,033 (2011 - $1,222) and the cumulative hurdle is $6,464 (2011 - $4,250) resulting in cumulative income in excess of the hurdle of $9,569 (2011 - $3,028 in unmet hurdle).

14	INCOME TAXES

The Company has tax losses and other deductions in certain of its entities which are available to reduce its taxable income in Canada. The Company has not recognized a deferred income tax asset due to the uncertainty of their recovery.

a) Income tax (recovery) expense consists of the following:

		Three Months		Nine Months
		Ended		Ended
		September 30		September 30
		2012	2011	2012	2011
		$	$	$	$
Current					-
Canada:	Current income tax charge (recovery)	1,322	(4)	1,863	(4)
	Benefit arising from previous unrecognized tax assets	(1,322)	-	(1,863)	-
United States:	Current income tax charge (recovery)	1,200	1	1,184	45
Total current (recovery) expense		1,200	(3)	1,184	41

Deferred
Canada:	Deferred tax charge (recovery)	-	-	-	-
United States:	Deferred tax charge (recovery)	867	(12)	792	(83)
Total deferred (recovery) expense		867	(12)	792	(83)
Total income tax (recovery) expense		2,067	(15)	1,976	(42)

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

b)

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial statutory income tax rates to the income (loss) before income tax provision due to the following:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2012	2011	2012	2011
	$	$	$	$

Statutory tax rate	26.34%	26.54%	26.34%	26.54%

Income taxes at statutory rates	2,310	(150)	2,011	(415)
Increase (decrease) in taxes from:
Non-deductible differences	20	107	121	388
Capital gains not subject to tax	(880)	-	(880)	-
Change in enacted tax rates	-	3	-	1
Tax assets not recognized	(1,163)	31	(1,000)	(7)
Income subject to foreign taxes at a higher rate	1,735	-	1,735	-
Other	45	(6)	(11)	(9)
Total income tax expense (recovery)	2,067	(15)	1,976	(42)

c)	The significant components of the deferred income tax assets and liabilities are as follows:

	September 30,	December 31,
	2012	2011
	$	$
Non-capital loss carry-forwards	-	-
Capital loss carry-forwards	-	-
Premises and equipment	-	-
Specific loan loss provisions	-	-
Resource deductions	-	-
Other	-	-
Deferred income tax asset	-	-

Deferred gain and other	1,003	214
Deferred tax liability	1,003	214

The movement between the opening and closing balances was recognized in income or loss.

d)

The Company has non-capital losses of approximately $16,835 (December 31, 2011 - $24,065) and capital losses of approximately $60,826 (December 31, 2011 - $60,826) available to apply against future Canadian income for tax purposes. In addition, should the Company dispose of its foreclosed properties held for sale at their carrying value, the Company would realize approximately $31,612 in additional non-capital losses.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The following chart details the expiry date, if applicable, of the unrecognized deferred income tax assets:

	September 30, 2012			December 31, 2011
			Other
			Deferred	Non-		Other Deferred
	Non-Capital	Foreclosed	Income Tax	Capital	Foreclosed	Income Tax
	Losses	Properties	Assets	Losses	Properties	Assets
	$	$	$	$	$	$

2012	-	-	220	-	-	879
2013	-	-	422	-	-	422
2014	-	-	104	-	-	104
2015	-	-	-	-	-	-
2016 – 2027	-	-	-	-	-	-
2028	15	-	-	19	-	-
2029	3,659	-	-	10,885	-	-
2030	13,155	-	-	13,155	-	-
2031	6	-	-	6	-	-
2032	-	-	-	-	-	-
Thereafter	-	31,612	14,842	-	26,781	15,805
Total	16,835	31,612	15,588	24,065	26,781	17,210

15	COMMITMENTS AND CONTINGENCIES

a) Operating lease and other commitments

The Company has entered into operating leases for office premises and has committed to office-related costs through 2013. The Company has also employed two officers to provide resource lending advisory services to the Company and has renewed the employment contract through to March 2013. The officers are related to the Company by virtue of their representation on the board of directors. Refer to Note 21.

As at September 30, 2012, the remaining payments for the employment contracts and the operating lease and office costs are due as follows:

	2012	2013	2014	2015	2016	Total
	$	$	$	$	$	$
Employment contracts for resource lending advisory services	105	78	-	-	-	183
Operating lease and office costs	208	205	-	-	-	413
Total commitments	313	283	-	-	-	596

b) Loan commitments

The Company’s loan commitments are disclosed in Note 6(e).

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

c) Legal proceedings

The Company and a subsidiary are subject to various legal proceedings as at September 30, 2012. While the final outcome of such legal proceedings cannot be predicted with certainty and there can be no assurance that such matters will be resolved in the Company's favour, it is the opinion of the Company’s management that the resolution of such proceedings will not have a material impact on the Company's consolidated financial position, results of operations or liquidity.

16	INTEREST RATE SENSITIVITY

The Company’s exposure to interest rate changes results from the difference between assets and liabilities and their respective maturities or interest rate repricing dates. Based on current differences as at September 30, 2012, the Company estimates that an immediate and sustained 100 basis point increase in interest rates would increase net interest income over the next 12 months by $135 (December 31, 2011 - $378). An immediate and sustained 100 basis point decrease in interest rates would decrease net interest income over the next 12 months by $109 (December 31, 2011 - $336).

The carrying amounts of assets and liabilities in the following table are presented in the periods in which they next reprice to market rates or mature based on the earlier of contractual repricing and maturity dates, as at September 30, 2012:

	Floating	Within 6	6 to 12	1 to 3	Over	Non - Interest
September 30, 2012	Rate	Months	Months	Years	3 Years	Sensitive	Total
	$	$	$	$	$	$	$
Total assets	24,526	35,635	65,833	60,163	12,118	51,709	249,984
Total liabilities and equity	-	-	-	-	-	249,984	249,984
Difference	24,526	35,635	65,833	60,163	12,118	(198,275)	-
Cumulative difference	24,526	60,161	125,994	186,157	198,275	-	-
Cumulative difference as a percentage of total assets	9.8%	24.1%	50.4%	74.5%	79.3%	-	-

	Floating	Within 6	6 to 12	1 to 3	Over	Non Interest
December 31, 2011	Rate	Months	Months	Years	3 Years	Sensitive	Total
	$	$	$	$	$	$	$
Total assets	36,994	45,861	43,864	74,847	1,854	50,123	253,543
Total liabilities and equity	-	-	-	-	-	(253,543)	(253,543)
Difference	36,994	45,861	43,864	74,847	1,854	(203,420)	-
Cumulative difference	36,994	82,855	126,719	201,566	203,420	-	-
Cumulative difference as a percentage of total assets	14.6%	32.7%	50.0%	79.5%	80.2%	-	-

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

17	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value represents the amount at which a financial instrument could be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act and is best evidenced by a quoted market price in an active market. Quoted prices are not always available and in these cases, the Company determines fair value of financial assets using valuation techniques based on observable market data and management’s best estimates of market conditions. The estimates are subjective and involve particular assumptions and matters of judgement and as such, may not be reflective of future realizable values.

Fair values of financial instruments are assessed according to a hierarchy which ranks the inputs underlying the fair value determination. The three levels of the fair value hierarchy are:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly.
Level 3:	Inputs that are not based on observable market data.

Except for loans receivable, which are recorded at amortized cost, all financial instruments are recorded at their fair values in the consolidated balance sheet.

The fair value hierarchy of the Company’s financial instruments carried at fair value are:

September 30, 2012	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments and securities:
Corporate and government bonds	-	29,289	-	29,289
Common shares	4,737	-	1,500	6,237
Warrants	115	-	1,740	1,855
Notes, bonds and debentures	-	13,074	-	13,074
Precious metal loans	-	-	14,799	14,799
Total financial assets	4,852	42,363	18,039	65,254

December 31, 2011	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments and securities:
Corporate and government bonds	-	40,402	-	40,402
Common shares	3,125	-	-	3,125
Warrants	101	-	2,564	2,665
Notes, bonds and debentures	854	756	-	1,610
Derivative asset	-	76	-	76
Total financial assets	4,080	41,234	2,564	47,878

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

A reconciliation of the changes during the period for the Level 3 fair value measurements is as follows:

Nine Months Ended
September 30
$
Balance, beginning of period	2,564
Fair value on acquisition or receipt	13,321
Proceeds on sale of warrants	-
Realized gain (loss) on sale of warrants recorded in net (loss) income	-
Fair valuation gain (loss) recorded in net income (loss)	1,398
Transfers into level 3	756
Balance, end of period	18,039

During the nine months ended September 30, 2012, the Company transferred one of its debentures from Level 2 to Level 3. The reason for the transfer was because of certain recent significant financial events encountered by the counterparty, which resulted in management re-evaluating the fair value of the instrument based on a model incorporating certain management assumptions that cannot be corroborated by market data.

The fair values of the Company’s common shares and warrants, which are traded on recognized stock exchanges and are based on the most recent trading price quoted in active markets, are classified as Level 1.

The Company holds certain privately held common shares received as consideration for the sale of VGC and CMV and these shares are classified as Level 3. Management judgment was used to determine the fair value of these shares and was based on factors such as review of the sale agreement terms, analysis of the company’s net book value, and comparisons to the consideration by other parties involved in the sale of the subsidiary.

The Company’s corporate and government bonds are not traded on recognized exchanges but are measured using pricing data from external service providers and as such are classified as Level 2.

The fair values of warrants where market quotations are unavailable are generally based on inputs other than quoted prices and are classified as Level 2. The Company utilizes the Black-Scholes option pricing model in determining the fair value of these warrants which is greatly influenced by the term of warrant and the volatility inherent in the underlying common shares of the securities issuer. In determining appropriate volatility to be utilized, the Company uses management judgment but considers historical market data of the security issuers’ underlying shares or other instruments. The fair value of the warrants are not necessarily representative of the amounts realizable in immediate settlement of the instruments.

The Company’s notes, bonds and debentures are classified as Level 2 as they are generally not exchange traded and are fair valued using pricing data from external service providers.

The Company’s precious metal loan is classified as Level 3. Each reporting period, the loan is fair valued using published future contract prices for gold, adjusted for foreign exchange, and a time value of money factor is recorded. The discount factor for future cash flows is reviewed each reporting period and adjusted for changes in credit risk of the borrower or market changes. To assess market changes, the Company reviews yields to maturity for a group of comparable loans or borrowings trading in the market based on similar characteristics such as terms to maturity, security rankings, and business risks.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The fair value of loans receivable reflect changes in the general level of interest rates that have occurred since the loans were originated, net of any loan loss provisions. These instruments lack an available trading market and are not typically exchanged, and have been valued at amortized cost. Their fair values are not necessarily representative of the amounts realizable in immediate settlement of the instruments. For fixed rate loans, fair values are determined by discounting the expected future cash flows at current market rates for loans with similar terms and risks. The Company adjusts the fair value of loans to take account of any significant changes in credit risks using observable market inputs in determining the counterparty credit risks of loans, net of loan loss provisions on the loans.

The fair values of the Company’s financial instruments are as follows:

	September 30, 2012		December 31, 2011
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$	$	$	$
Financial assets
Cash and cash equivalents	24,526	24,526	31,994	31,994
Restricted cash	-	-	5,000	5,000
Investments and securities at FVTPL:
Corporate and government bonds	29,289	29,289	40,402	40,402
Common shares	6,237	6,237	3,125	3,125
Warrants	1,855	1,855	2,665	2,665
Notes, bonds and debentures	13,074	13,074	1,610	1,610
Loans receivable, net of loan loss provisions	133,084	140,022	136,149	136,891
Precious metal loans	14,799	14,799	-	-
Derivative asset	-	-	76	76
Total	222,864	229,802	221,021	221,763

18	CAPITAL AND RISK MANAGEMENT

Risk management

The success of the Company is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other lenders, the Company is exposed to many factors that could adversely affect its business, financial conditions or operating results. Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the board of directors. The board of directors directly, or through its committees, reviews and approves these policies and procedures, and monitors their compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit risk

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. The Company is further exposed to adverse changes in conditions which affect real estate values for its real estate loans and commodity and energy prices for its resource loans. These market changes may be regional, national or international in nature and scope or may revolve around a specific asset. Risk is increased if the values of the underlying assets securing the Company’s loans fall to levels approaching or below the loan amounts. Any decrease in real estate values or commodity or energy prices may delay the development of the underlying security or business plans of the borrower and will adversely affect the value of the Company’s security. Additionally, the value of the Company’s underlying security in a resource loan can be negatively affected if the actual amount or quality of the commodity proves to be less than that estimated or the ability to extract the commodity proves to be more difficult or more costly than estimated.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

During the resource loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

  emphasis on first priority and/or secured financings;

  the investigation of the creditworthiness of all borrowers;

  the employment of qualified and experienced loan professionals;

  a review of the sufficiency of the borrower’s business plans including plans which will enhance the value of the underlying security;

  continuous written status updates provided on the business plans and if applicable, progress thereon;

  the engagement of qualified independent consultants and advisors such as lawyers, engineers and geologists dedicated to protecting the Company’s interests; and

  a legal review which is performed to ensure that all due diligence requirements are met prior to funding.

The Company is also working on real estate loan remediation and the collection of real estate loans and realization on foreclosed properties held for sale.

The board of directors has the responsibility of ensuring that credit risk management is adequate. The board of directors has delegated much of this responsibility to its Credit Committee, which is composed of a majority of independent directors. They are provided with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet at a minimum on a quarterly basis, to review and assess the risk profile of the loan portfolio. The Credit Committee is required to approve all loan exposures between $10,000 and $20,000 and any related party loans greater than $500. Any related party loan exposure greater than $10,000 and any loan exposure for amounts greater than $20,000 must be approved by the board of directors. Except for related party loans greater than $500, the board of directors has delegated approval authority for all loan exposures less than $10,000 to an approval committee comprising members of senior management. In addition, at origination, the Company generally restricts loan exposure to any one borrower to a maximum of $25,000 or as otherwise approved by the board of directors.

The Company’s maximum exposure to credit risk on the consolidated balance sheet is the carrying value of its loans and receivables of $133,084, the fair value of its precious metal loan of $14,799, and the Company’s loan commitments of $22,500. As at September 30, 2012, the largest loan in the Company’s loan portfolio was a resource loan with a carrying value of $25,297 (19.0% of the Company’s loans receivable) (December 31, 2011 - $24,378). This was also the largest aggregate amount owing by any one borrower. The Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower or comply with loan exposure maximums. The Company reviews its policies regarding its lending limits on an ongoing basis. For precious metal loans, the Company performs the same due diligence procedures as it would for its resource loans.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

With respect to credit risk arising from the other financial assets of the Company, which comprise cash and cash equivalents and investments and securities, the Company’s maximum exposure is equal to the carrying amount of these instruments. The Company limits its counterparty credit risk on these assets by dealing with reputable counterparties and partners.

Liquidity and liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The goal of liquidity management is to ensure that adequate cash is available to honour all future loan and other commitments and the repayment of any debt facility, if any, at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. The Company manages its loan commitment liquidity risk by the ongoing monitoring of scheduled loan fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares.

As at September 30, 2012, subject to certain funding conditions, the Company is committed to providing up to $22,500 in resource loan advances (December 31, 2011 - $5,000).

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments and foreclosed property sales. As at September 30, 2012, the Company holds sufficient cash and liquid securities to meet its obligations.

Market risk

Market risk is the impact on net income (loss) as a result of changes in financial market variables such as interest rates, foreign exchange rates and commodity and energy prices which can arise when making loans and borrowing and making investments. The Company does not currently engage in any type of equity trading activities other than disposing of any shares or warrants the Company may receive in connection with its lending arrangements or trading activities to limit exposure to changes in financial market variables. The Company’s material market risk is limited generally to those risks noted below.

With respect to the Company’s investments in corporate and government bonds, common shares, notes and publicly traded warrants, a 10 percent increase or decrease in market prices would result in an increase or decrease of approximately $4,872 in the fair value of these investments (December 31, 2011 - $4,524).

With respect to the Company’s investments in non-publicly traded warrants, a 10 percent increase or decrease in the volatility assumption would result in an increase of approximately $538 and a decrease of $526 in the fair value of the warrants held (December 31, 2011 – an increase of $963 and a decrease of $665). In addition, a 10 percent increase or decrease in the underlying share price or commodity price of the non-publicly traded warrants, with all other inputs remaining constant, would result in an increase of $524 and a decrease of $460 in the fair value of the warrants held.

With respect to the Company’s precious metal loan, certain changes in market conditions that give risk to market risk include changes in an observed (benchmark) interest rate, commodity prices, and foreign exchange rates. A 10 percent increase or decrease in the discount rate results in a decrease or increase in the fair value of the precious metal loan of $227 (December 31, 2011-$nil). Refer to commodity price risk note below for a sensitivity analysis on changes in commodity prices and foreign exchange risk note below for currency exposure.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Interest rate risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. In the past, the Company has, in some cases, set minimum rates or an interest rate floor in its variable rate loans. None of the Company’s current lending is based on variable interest rates. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate. The Company mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from nine months to three years, and by charging prepayment penalties and/or upfront commitment fees.

As at September 30, 2012, the Company had 12 fixed-rate resource loans and 1 fixed-rate real estate loan with an aggregate principal of $135,827 (December 31, 2011 - $142,365). The Company’s 12 fixed rate resource loans range in maturity dates of less than 6 months to three years and its real estate loan is considered non-performing.

Commodity price risk

Commodity price risk refers to the uncertainty of the future market values and the amount of future income caused by the fluctuation in the price of specific commodities.

The Company may, from time to time, enter into certain precious metal loans, where the repayment is notionally tied to a specific commodity spot price at the time of the loan and downward changes to the price of the commodity can reduce the value of the loan and the amounts ultimately repaid to the Company. In these circumstances the Company may employ certain hedging strategies in order to mitigate the exposure to this type of risk.

At September 30, 2012, the Company held a precious metal loan with a carrying value of $14,799 (December 31, 2011 - $nil). The loan’s fair value is dependent on future gold prices. A 10 percent increase or decrease in the future price of gold would result in an increase or decrease in the fair value of the precious metal loan of $1,480 (December 31, 2011 - $nil).

The Company may also hold certain investments linked to the market prices of metals. At September 30, 2012, the Company held units in a publicly traded gold-linked note with a carrying value of $858 (December 31, 2011 - $854) where interest is dependent on the average of the London PM Gold Fixing Price. In order to result in a change in interest earned, a 10 percent increase or decrease in the price of gold is required. A 10 percent increase or decrease in the London PM fixing price of gold does not have a significant impact on the Company’s net income.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that a return on an investment may be negatively impacted by a change in the exchange rate between two currencies. The Company may, from time to time, invest in loans and other assets or incur liabilities denominated in currencies other than the Canadian dollar (“CAD”), such as the United States dollar (“US”) and Great British Pound (“GBP”). In these circumstances the Company may employ certain hedging strategies in order to mitigate its exposure to this type of risk. Currently, the Company maintains an exposure in US currency of approximately 25 % of its capital.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The Company’s precious metal loan is exposed to foreign exchange rate risk as gold is traded in US dollars.

The following summarizes the Company’s significant assets and liabilities by currency:

	All amounts in thousands of Canadian
September 30, 2012	dollars
	CAD	US	GBP	Other	Total
Cash and cash equivalents	16,065	8,461	-	-	24,526
Investments and securities at FVTPL	42,291	7,566	598	-	50,455
Loans receivable	116,659	16,425	-	-	133,084
Precious metal loans	-	14,799	-	-	14,799
Foreclosed properties	22,313	-	-	-	22,313
All other assets	4,807	-	-	-	4,807
Total assets	202,135	47,251	598	-	249,984

Total liabilities	8,394	-	-	-	8,394

December 31, 2011
	CAD	US	GBP	Other	Total
Cash and cash equivalents	25,692	6,302	-	-	31,994
Restricted cash(10)	5,000	-	-	-	5,000
Investments and securities at FVTPL	44,925	1,296	1,269	312	47,802
Loans receivable	105,453	30,696	-	-	136,149
Foreclosed properties	29,944	-	-	-	29,944
Derivative asset	-	76	-	-	76
All other assets	2,018	560	-	-	2,578
Total assets	213,032	38,930	1,269	312	253,543

Total liabilities	5,677	222	-	-	5,899

(10)

Restricted cash balances of $5,000 comprised of deposits restricted for use and used as security by a third party in the event that the Company did not fulfill its obligations under the foreign exchange contract entered into during 2011. The cash was not held in a separate bank account and the restrictions expired in 2012.

19	SEGMENTED INFORMATION

The Company has one operating segment, which is to provide credit financing. Historically, the Company’s loans were secured by Canadian real estate; however, as discussed in Note 1, new loans originated by the Company are secured by resource and energy projects, internationally. Until all remaining real estate loans are monetized, disclosure of the Company’s loan portfolio will include stratification by loan security and borrower location, but resource-based loans and remaining real estate loans are not distinguished as separate operating segments.

The Company’s geographic location is Canada.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

20	CASH FLOW INFORMATION

(a) Changes in non-cash operating working capital items

	Three Months Ended		Nine Months Ended
	September 30		September 30
	$	$	$	$
	2012	2011	2012	2011
Decrease (increase) in prepaids, deposits and other receivables	2,583	(206)	(403)	(79)
Increase (decrease) in accounts payables and accrued liabilities	2,038	794	1,764	(665)
Increases in income tax receivable	99	110	82	79
Decrease in restricted cash	-	(5,000)	5,000	(5,000)
	4,720	(4,302)	6,443	(5,665)

(b) Cash received or paid

	Three Months Ended		Nine Months Ended
	September 30		September 30
	$	$	$	$
	2012	2011	2012	2011
Interest received (non-loan)	305	236	777	726
Income tax instalments paid	1,087	-	1,087	79
	1,392	236	1,864	805

21	RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below.

In September 2010, the Company entered into fixed term employment agreements with two directors of the Company to provide advisory services with respect to resource loan originations and to assist in real estate loan monetization. Prior to September 2010, the two directors were executives of the Company. These agreements were renewed for an additional six months starting September 7 2012, and pursuant to these agreements, the Company recorded $315 in related salaries expense during the nine months ended September 30, 2012 (2011 - $315).

During the nine months ended September 30, 2012, the Company recorded $4,962 (2011 - $2,004) as management services expense incurred with Sprott LP for their administration of the Partnership discussed in Note 13. The cumulative management services expense payable included in accounts payable and accrued liabilities as at September 30, 2012 was $4,877 (December 31, 2011 - $4,018) offset by a receivable of $606 related to executive compensation paid by the Company on behalf of Sprott LP (December 31, 2011 - $722).

In September 2011, the Company sub-leased a significant portion of its Vancouver office premises with two related companies by virtue of having certain key management personnel in common. The Company also shares certain administrative functions with one of these related parties. Costs incurred by one party on behalf of the other are reimbursed in full. During the nine months ended September 30, 2012, the Company reimbursed $13 (2011 - $36) and received $236 (2011 - $135) from such party for such administrative costs. These amounts are recorded against office and other expenses in net income (loss). As at September 30, 2012, $26 (December 31, 2011 - $17) of related amounts are included in prepaid expenses, deposits and other receivables.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

In November 2010, the Company entered into a sublease for its Toronto office premises with Sprott Asset Management LP, a wholly owned subsidiary of Sprott Inc., a related company by virtue of having certain key management personnel in common. Included in office and other expenses in net income (loss) for the nine months ended September 30, 2012, are $202 in office rent and leasehold expenses paid to Sprott Asset Management LP (2011 - $426). In September 2011, the Company entered into a cost sharing agreement with Sprott Inc. to allocate the Company’s share of operating costs associated with the lease. Included in office and other expenses in net income (loss) for the nine months ended September 30, 2012, are $208 in shared operating costs to Sprott Inc. (2011 -$nil) Included in accounts payable and accrued liabilities on the consolidated balance sheet as at September 30, 2012 are related amounts of $142 (December 31, 2011 - $21).

Compensation of key management personnel

The remuneration expense of directors and other members of key management personnel during the period was as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2012	2011	2012	2011
	$	$	$	$
Salaries and benefits	431	362	1,292	947
Directors’ fees	44	45	120	157
Salaries and benefits related to real estate monetization and transition	5	12	14	1,651
Termination benefits	-	-	-	13
Stock-based compensation	147	391	414	1,379
Total	627	810	1,840	4,147

Included in salaries and benefits in the table above is executive compensation paid on behalf of Sprott LP of $606 for the nine months ended September 30, 2012 (2011 - $264) for the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer.

Co-lending arrangements

The Company allows directors, officers, employees and other related parties to directly participate in its lending arrangements as a co-lender or on a syndication basis. The Company may also participate in co-lending arrangements with related parties. Under these arrangements, administration or other fees may be charged by or to the related party.

During the nine months ended September 30, 2012, the Company received $96 (2011 - $39) in syndication fees from parties related by virtue of their role as or relationship to key management personnel.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

22	SUBSEQUENT EVENTS

Subsequent to September 30, 2012, the Company repurchased a total of 638,500 common shares at an average price of $1.41 per share in connection with the 2012 NCIB.

On November 8, 2012, the board of directors approved the payment of a dividend of $0.015 per common share for payment on December 7, 2012 to shareholders of record on November 21, 2012.